

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

December 22, 2009

<u>Via U.S. Mail</u>

William J. Peace
President and Chief Executive Officer
John Wiley & Sons, Inc.
111 River Street
Hoboken, NJ 07030

   Re: John Wiley & Sons, Inc.
      Form 10-K for the Fiscal Year Ended April 30, 2009
      Filed June 24, 2009
      File No. 1-11507
      Response Letter Filed December 3, 2009

Dear Mr. Peace:

   We refer you to our comment letter dated November 9, 2009 regarding business contacts with Iran and Syria. We have completed our review of this subject matter and have no further comments at this time.

         Sincerely,

         Cecilia Blye, Chief
         Office of Global Security Risk

cc: Max Webb
   Assistant Director
   Division of Corporation Finance